UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission file number: 001-38206

TDH HOLDINGS, INC.

(Registrant's name)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 20, 2022, the Board of Directors of TDH Holdings, Inc. (the “Company”) approved to amend the Company’s Memorandum and Articles of Association to increase the amount of authorized common shares, par value of $0.001 (the “Common Shares”) it may issue from 200,000,000 Common Shares to 1,000,000,000 Common Shares. On January 24, 2022, the Company filed an Amendment to its Memorandum and Articles of Association (the “Amended M&A”) with the British Virgin Islands Registrar of Corporate Affairs. The Company is authorized to issue 1,000,000,000 Common Shares pursuant to the Amended M&A. A copy of the Amended M&A is attached hereto as Exhibit 3.1 and incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
3.1	Amended Memorandum and Articles of Association of TDH Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.

By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: February 16, 2022

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